 Exhibit 99.1

NOTICE TO SHAREHOLDERS

For the Three Months Ended March 31, 2020

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 1

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

		Audited
	March 31,	December 31,
	2020	2019
Assets
Current
Cash and cash equivalents	$12,327,555	$1,428,129
Receivable from the sale of discontinued operations (Notes 3 and 20)	5,000,000	18,000,000
Prepaids and other current assets (Note 4)	228,433	831,265

	17,555,988	20,259,394
Property and equipment (Note 5)	3,027,727	3,143,060
Patents and licenses (Note 6)	435,335	452,384
Right of use assets (Note 7)	187,763	222,517

	$21,206,813	$24,077,355

Liabilities
Current
Accounts payable and accrued liabilities (Note 8)	$1,439,060	$1,725,708
Lease liability (Note 7)	87,245	90,504
Convertible debentures (Note 9)	2,728,846	3,089,033
	4,255,151	4,905,245
Non-current Lease liability (Note 7)	103,450	133,254
	4,358,601	5,038,499

Shareholders' Equity
Share capital (Note 10(b))	112,649,918	112,144,172
Equity component of convertible debentures (Note 9)	576,223	627,511
Warrants and compensation options (Note 11)	8,167,622	8,525,358
Contributed surplus (Note 12)	39,878,032	38,799,337
Accumulated other comprehensive loss	(1,807,011)	(1,908,715)
Deficit	(142,616,572)	(139,148,807)
	16,848,212	19,038,856
	$21,206,813	$24,077,355

Commitments and contingencies (Note 14)

On behalf of the Board of Directors

/s/ Suresh Venkatesan	/s/ Chris Tsiofas
Director	Director

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 2

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

	Three Months Ended
	March 31,
	2020	2019

Operating expenses
Selling, marketing and administration (Note 19)	$1,708,872	$1,524,873
Research and development (Note 19)	1,543,571	302,254
Other income, including interest	(1,362)	(3,244)
Operating expenses	3,251,081	1,823,883
Interest expense (Notes 7 and 9)	216,684	–
Net loss from continuing operations	(3,467,765)	(1,823,883)
Loss from discontinued operations, net of taxes (Note 20)	–	(858,659)
Net loss	(3,467,765)	(2,682,542)

Deficit, beginning of period	(139,148,807)	(133,195,932)
Net loss	(3,467,765)	(2,682,542)
Deficit, end of period	$(142,616,572)	$(135,878,474)

Basic and diluted loss per share, continuing operations (Note 13)	$(0.01)	$(0.01)
Basic and diluted loss per share, discontinued operations (Note 13)	$–	$–
Basic and diluted net loss per share (Note 13)	$(0.01)	$(0.01)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

	Three Months Ended
	March 31,
	2020	2019

Net loss	$(3,467,765)	$(2,682,542)

Other comprehensive (loss) income - net of income taxes
Exchange differences on translating foreign operations, continuing operations	101,704	134,541
Exchange differences on translating foreign operations, discontinued operations	–	(42,202)

Comprehensive loss	$(3,366,061)	$(2,590,203)

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 3

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in US Dollars)

For the Three Months Ended March 31,	2020	2019
Share Capital
Beginning balance	$112,144,172	$112,028,194
Conversion of convertible debentures	293,675	–
Fair value of warrants issued upon the conversion of convertible debentures	(121,468)	–
Funds from the exercise of stock options	162,258	–
Fair value assigned to stock options exercised	171,281	–

March 31,	112,649,918	112,028,194

Equity Component of Convertible Debentures
Beginning balance	627,511	–
Fair value of equity component related to conversion of convertible debenture	(51,288)	–

March 31,	576,223	–

Warrants
Beginning balance	8,525,358	8,303,738
Fair value of expired compensation options issued to brokers	(479,204)	–
Fair value of warrants issued upon the conversion of convertible debentures	121,468	–

March 31,	8,167,622	8,303,738

Contributed Surplus
Beginning balance	38,799,337	36,042,754
Stock-based compensation	776,783	832,433
Fair value of stock options exercised	(171,281)	–
Fair value of expired warrants	479,204	–
Fair value effect of early conversion of convertible debentures	(6,011)	–

March 31,	39,878,032	36,875,187

Accumulated Other Comprehensive Loss
Beginning balance	(1,908,715)	(2,083,514)
Other comprehensive income attributable to common shareholders - translation adjustment	101,704	92,339

March 31,	(1,807,011)	(1,991,175)

Deficit
Beginning balance	(139,148,807)	(133,195,932)
Net loss	(3,467,765)	(2,682,542)

March 31,	(142,616,572)	(135,878,474)

Total shareholders' equity	$16,848,212	$19,337,470

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 4

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Three Months Ended March 31,	2020	2019

CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(3,467,765)	$(2,682,542)
Discontinued operation, net of tax (Note 20)	–	858,659
Net loss, continuing operations	(3,467,765)	(1,823,883)
Adjustments for:
Depreciation of property and equipment (Note 5)	134,088	33,513
Amortization of patents and licenses (Note 6)	17,049	14,705
Amortization of right of use asset (Note 7)	23,180	–
Accretion of debt discount on convertible debentures and non-cash interest (Notes 7 and 9)	108,831	–
Stock-based compensation (Note 12)	776,783	722,327
	(2,407,834)	(1,053,338)
Net change in non-cash working capital accounts:
Prepaid and other current assets	586,983	28,730
Accounts payable and accrued liabilities	(194,610)	108,814
Cash flows from operating activities, continuing operations	(2,015,461)	(915,794)
Cash flows from operating activities, discontinued operations (Note 20)	–	(553,920)
	(2,015,461)	(1,469,714)
INVESTING ACTIVITIES
Receivable from the sale of discontinued operations (Note 3)	13,000,000	–
Purchase of property and equipment (Note 5)	(188,082)	–
Cash flows from investing activities, continuing operations	12,811,918	–
Cash flow from investing activities, discontinued operations (Note 20)	–	(153,192)
	12,811,918	(153,192)

FINANCING ACTIVITIES
Issue of common shares for cash from the exercise of warrants and stock options	162,258	–
Payment of lease liability	(28,325)	–
Cash flows from financing activities, continuing operations	133,933	–
Cash flow from financing activities, discontinued operations (Note 20)	–	(46,439)
	133,933	(46,439)

EFFECT OF EXCHANGE RATE CHANGES ON CASH, continuing operations	(30,964)	56,076
EFFECT OF EXCHANGE RATE CHANGES ON CASH, discontinued operations (Note 20)	–	651
TOTAL EFFECT OF EXCHANGE RATE CHANGES ON CASH	(30,964)	56,727

NET CHANGE IN CASH AND CASH EQUIVALENTS, continuing operations	10,899,426	(859,718)
NET CHANGE IN CASH AND CASH EQUIVALENTS, discontinued operations (Note 20)	–	(752,900)
CASH AND CASH EQUIVALENTS, beginning of period	1,428,129	2,567,868
CASH AND CASH EQUIVALENTS, end of period	$12,327,555	$955,250

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 5

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the "Company") design and develop the POET Optical Interposer and Photonic Integrated Circuits for the data centre and tele-communications markets. The Company's head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These condensed unaudited consolidated financial statements of the Company were approved by the Board of Directors of the Company on May 28, 2020.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

These condensed unaudited consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2019.

The preparation of financial statements in accordance with International Accounting Standards ("IAS") 34 Interim Financial Reporting, requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. ("ODIS"), Opel Solar Inc. ("OPEL"), BB Photonics Inc., BB Photonics UK Limited (collectively "BB Photonics") and POET Technologies Pte Ltd. ("PTS"). They also include the accounts of DenseLight Semiconductor Pte Ltd. ("DenseLight"), reported as discontinued operations in 2019. All intercompany balances and transactions have been eliminated on consolidation.

Foreign currency translation

These condensed unaudited consolidated financial statements are presented in U.S. dollars ("USD"), which is the Company's presentation currency.

Items included in the financial statements of each of the Company's subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss. Elements of equity are translated at historical rates.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

IFRS 9 introduced new classification and measurement models for financial assets. The investment classifications held-to-maturity and available-for-sale are no longer used and financial assets at fair value through other comprehensive income ("FVTOCI") were introduced. Financial assets held with an objective to hold assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest are measured at amortised cost using the effective interest method. Debt investments held with an objective to hold both assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest as well as selling the asset on the basis of fair value are measured at FVTOCI. All other financial assets are classified and measured at fair value through profit or loss ("FVTPL"). Financial liabilities are classified as either FVTPL or other financial liabilities, and the portion of the change in fair value that relates to the Company's credit risk is presented in other comprehensive income (loss). Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net income (loss). Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL, are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in consolidated net income (loss).

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial liabilities

A financial liability is derecognized from the balance sheet when it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled or expires. Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss.

The Company's financial instruments include cash and cash equivalents, receivable from the sale of discontinued operations, accounts payable and accrued liabilities.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table outlines the classification of financial instruments under IAS 39 and the revised classification on the adoption of IFRS 9:

	Original classification	New classification
	under IAS 39	under IFRS 9
Financial Assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Short-term investments	FVTPL	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loan payable	Amortized cost	Amortized cost

Convertible debentures are accounted for as a compound financial instrument with a debt component and a separate equity component. The debt component of these compound financial instruments is measured at fair value on initial recognition by discounting the stream of future interest and principal payments at the rate of interest prevailing at the date of issue for instruments of similar term and risk. The debt component is subsequently deducted from the total carrying value of the compound instrument to derive the equity component. The debt component is subsequently measured at amortized cost using the effective interest rate method. Interest expense based on the coupon rate of the debenture and the accretion of the liability component to the amount that will be payable on redemption are recognized through profit or loss as a finance cost.

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $12,177,555 (2019 - $1,278,129) and funds invested in US Term Deposits of $150,000 (2019 - $150,000) earning interest at 1.31% and maturing in less than 90 days.

Cash and cash equivalents include restricted funds of $62,528 (2019 - $93,800) which serves as a bank guarantee for the purchase of certain equipment. The bank guarantee is reduced on a monthly basis by $10,424 which is the amount paid monthly in settlement of the outstanding balance on the equipment.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years or life of the lease, whichever is less
Office equipment	Straight Line, 3 - 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit ("CGU") to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control over a product or service to a customer.

Sale of goods

Revenue from the sale of goods is recognized, net of discounts and customer rebates, at the point in time the transfer of control of the related products has taken place as specified in the sales contract and collectability is reasonably assured.

Service revenue

The Company provides contract services, primarily in the form of non-recurring revenue ("NRE") where control is passed to the customer over time. The contracts generally provide agreed upon milestones for customer payment which include but are not limited to the delivery of sample products, design reports and test reports. The customer makes payment when it has approved the delivery of the milestone. The Company must determine if the contract is made up of a series of independent performance obligations or a single performance obligation. Where NRE contracts contain multiple performance obligations for which a standalone transaction price can be assessed, revenue is recognized as each performance obligation is satisfied. Where NRE contracts contain a single performance obligation to be settled over time, revenue is recognized progressively based on the output method.

Other income

Interest income

Interest income on cash is recognized as earned using the effective interest method.

Intangible assets

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. IAS 38 requires all research costs be charged to expense while development costs are capitalised only after technical and commercial feasibility of the asset for sale or use have been established. This means that the entity must intend and be able to complete the intangible asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefits. Development costs are tested for impairment whenever events or changes indicate that its carrying amount may not be recoverable.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation

Stock options and warrants awarded to non employees are measured using the fair value of the goods or services received unless that fair value cannot be estimated reliably, in which case measurement is based on the fair value of the stock options. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share for both continuing operations and discontinued operations, net of taxes is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

3.	RECEIVABLE FROM THE SALE OF DISCONTINUED OPERATIONS

On November 8, 2019, the Company sold 100% of the issued and outstanding shares of DenseLight for $26,000,000. The Company received $8,000,000 upon the consummation of the sale. The remaining $18,000,000 will be paid over three tranches in 2020. $4,750,000 was received on February 14, 2020 and $8,250,000 was received on March 30, 2020. $5,000,000 is expected to be received on or before May 31, 2020 (see Note 20).

4.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets:

	March 31,	December 31,
	2020	2019

Sales tax recoverable and other current assets	$128,916	$81,265
Prepaid expenses	99,517	750,000
	$228,433	$831,265

5.	PROPERTY AND EQUIPMENT

	Equipment not	Leasehold	Machinery and	Office
	in service	improvements	equipment	equipment	Total
Cost
Balance, January 1, 2019	$3,142,153	$667,342	$11,017,985	$621,441	$15,448,921
Additions	1,986,210	–	39,260	19,480	2,044,950
Disposals	(4,388,762)	(667,342)	(8,198,519)	(555,688)	(13,810,311)
Effect of changes in foreign exchange rates	24,741	–	14,529	–	39,270

Balance, December 31, 2019	764,342	–	2,873,255	85,233	3,722,830
Additions	82,860	63,732	28,427	13,063	188,082
Effect of changes in foreign exchange rates	(43,513)	–	(129,312)	(359)	(173,184)

Balance, March 31, 2020	803,689	63,732	2,772,370	97,937	3,737,728

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.	PROPERTY AND EQUIPMENT (Continued)

Accumulated Depreciation
Balance, January 1, 2019	–	350,497	5,411,757	387,154	6,149,408
Depreciation	–	–	144,337	22,005	166,342
Disposals	–	(350,497)	(5,044,288)	(341,195)	(5,735,980)

Balance, December 31, 2019	–	–	511,806	67,964	579,770
Depreciation for the period	–	–	131,984	2,104	134,088
Effect of changes in foreign exchange rates	–	–	(3,857)	–	(3,857)

Balance, March 31, 2020	–	–	639,933	70,068	710,001

Carrying Amounts
At December 31, 2019	$764,342	$–	$2,361,449	$17,269	$3,143,060

At March 31, 2020	$803,689	$63,732	$2,132,437	$27,869	$3,027,727

6.	PATENTS AND LICENSES

Cost
Balance, January 1, 2019	$737,686
Additions	77,037
Disposals	(29,696)

Balance, December 31, 2019 and March 31, 2020	785,027

Accumulated Depreciation
Balance, January 1, 2019	270,972
Amortization	61,671

Balance, December 31, 2019	332,643
Amortization during the period	17,049

Balance, March 31, 2020	349,692

Carrying Amounts
At December 31, 2019	$452,384

At March 31, 2020	$435,335

7.	RIGHT OF USE ASSET AND LEASE LIABILITY

On January 1, 2019, the Company adopted IFRS, 16 Leases. Upon adoption of IFRS 16, the Company recognized a lease liability and right of use asset relating to new leases entered into on February 15, 2019 related to DenseLight, and November 1, 2019 related to PTS. The lease liability was measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate of 12%.

Right of use asset	Building

Cost
Balance, January 1, 2019	$–
Additions	1,127,534
Disposal	(892,300)
Effect of changes in foreign exchange rates	2,966

Balance, December 31, 2019	238,200
Effect of changes in foreign exchange rates	(12,347)

Balance, March 31, 2020	$225,853

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

7.	RIGHT OF USE ASSET AND LEASE LIABILITY (Continued)

Accumulated Amortization
Balance, January 1, 2019	–
Amortization	15,683

Balance, December 31, 2019	15,683
Amortization during the period	23,180
Effect of changes in foreign exchange rates	(773)

Balance, March 31, 2020	38,090

Carrying Amounts
At December 31, 2019	$222,517

At March 31, 2020	$187,763

Lease liability
Balance, January 1, 2019	$–
Additions	1,127,534
Interest expense	4,705
Interest included in discontinued operations	74,494
Lease payments	(19,162)
Lease payments included in discontinued operations	(258,460)
Disposal	(695,733)
Effect of changes in foreign exchange rates	(9,620)

Balance, December 31, 2019	223,758
Interest expense	6,954
Lease payments	(28,325)
Effect of changes in foreign exchange rates	(11,692)

Balance, March 31, 2020	$190,695

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2020	2019

Trade payable	$1,270,344	$1,507,644
Payroll related liabilities	120,937	44,677
Accrued liabilities	47,779	173,387

	$1,439,060	$1,725,708

9.	CONVERTIBLE DEBENTURES

Convertible Debentures

In 2019, Management approved the issuance of up to $10.5 million of unsecured convertible debentures (the “Convertible Debentures”) of the Company. The Convertible Debentures were sold in multiple tranches, on a brokered private placement basis through the Company’s financial advisors, IBK Capital. In 2019, the Company closed five tranches of the private placement of the Convertible Debentures that raised gross proceeds of $3,729,921 (CAD$4,988,292). The Convertible Debentures, bear interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and mature two years from the date of issue. The Company paid $377,072 (CAD$499,462) in brokerage fees and other costs related to the closing of these five tranches.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.	CONVERTIBLE DEBENTURES, LOAN PAYABLE AND PROMISSORY NOTE (Continued)

The Convertible Debentures are convertible at the option of the holders thereof into units at any time after October 31, 2019 at a conversion price of CAD$0.40 per unit for a total 12,470,730 units of the Company. Each unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share of the Company at a price of CAD$0.50 per share for a period of two years from the date upon which the convertible debenture is converted into units. Upon completing the sale of DenseLight, holders of Convertible Debentures will have the right to cause the Company to repurchase the Convertible Debentures at face value, subject to certain restrictions. The Convertible Debentures are governed by a trust indenture between the Company and TSX Trust Company as trustee.

Insiders of the Company subscribed for 14.3% or $535,000 (CAD$710,000) of the Convertible Debentures, including the Company’s board of directors and senior management team. Insiders of IBK Capital subscribed for 4% or $146,000 (CAD$200,000) of the Convertible Debentures.

IAS 32 Financial Instruments: Presentation define these debt securities as compound financial instruments made up of both a liability component and an equity component. The debt component of the Convertible Debentures were fair valued using effective discount rates ranging from 28.74% to 29.71% which the Company determined would be the interest rate of the debts without a conversion feature. The difference between the fair value of the debt component and the loan is allocated to the equity component and is included in shareholders' equity. Interest expense on convertible debentures was $209,730 during the period (2019 - nil).

Because the Convertible Debentures are denominated in Canadian dollars and the conversion price is also denominated in Canadian dollars, the number of equity instruments that would be issued upon exercise of the convertible debentures are fixed. As a result, the equity component of the convertible debentures will not be periodically remeasured.

During the period, holders of certain convertible debentures converted $293,675 worth of convertible debentures into 985,000 units of the Company.

The following table reflects the details of convertible debentures at March 31, 2020:

Convertible Debentures	Loan	Equity Component	Accretion	Debt Component

Issued April 3, 2019 (net of issue costs)	$1,293,519	$(242,004)	$170,516	$1,222,031
Issued May 3, 2019 (net of issue costs)	862,876	(160,418)	113,662	816,120
Issued June 3, 2019 (net of issue costs)	496,995	(93,276)	59,277	462,996
Issued August 2, 2019 (net of issue costs)	305,273	(57,506)	29,957	277,724
Issued September 19, 2019 (net of issue costs)	122,965	(23,019)	9,294	109,240
Effect of foreign exchange rate changes	–	–	–	(159,265)

Balance March 31, 2020	$3,081,628	$(576,223)	$382,706	$2,728,846

The following table reflects the details of convertible debentures at December 31, 2019:

Convertible Debentures	Loan	Equity Component	Accretion	Debt Component

Issued April 3, 2019 (net of issue costs)	$1,293,519	$(242,004)	$128,240	$1,179,755
Issued May 3, 2019 (net of issue costs)	979,256	(183,317)	84,708	880,647
Issued June 3, 2019 (net of issue costs)	582,356	(109,017)	42,855	516,194
Issued August 2, 2019 (net of issue costs)	374,753	(70,154)	19,690	324,289
Issued September 19, 2019 (net of issue costs)	122,965	(23,019)	5,336	105,282
Effect of foreign exchange rate changes	–	–	–	82,866

Balance December 31, 2019	$3,352,849	$(627,511)	$280,829	$3,089,033

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.	SHARE CAPITAL

(a)	AUTHORIZED
Unlimited number of common shares
One special voting share

(b)	COMMON SHARES ISSUED
	Number of
	Shares	Amount

Balance, January 1, 2019	288,082,303	$112,028,194
Funds from the exercise of stock options	281,250	60,028
Fair value of stock options exercised	–	55,950

Balance, December 31, 2019	288,363,553	112,144,172
Funds from the exercise of stock options	759,375	162,258
Fair value of stock options exercised	–	171,281
Issued on the conversion of convertible debentures (Note 9)	985,000	293,675
Fair value of warrants issued on conversion of convertible debentures	–	(121,468)

Balance, March 31, 2020	290,107,928	$112,649,918

During the period, holders of certain convertible debentures converted $293,675 worth of convertible debentures into 985,000 units of the Company. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.38 (CAD$0.50) per share for a period of two years from the date upon which the convertible debenture is converted into units.

The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 1.43%, volatility of 86.75%, and estimated life of 2 years. The estimated fair value assigned to the warrants was $121,468.

11.	WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants and compensation options:

	Historical	Number of
	Average Exercise	Warrants/	Historical
	Price	Compensation options	Fair value

Balance, January 1, 2019	$0.43	46,250,292	$8,303,738
Fair value of warrants issued as cost of debt financing	0.27	3,289,500	221,620

Balance, December 31, 2019	0.43	49,539,792	8,525,358
Fair value of warrants issued on conversion of
convertible debentures (Notes 9 and 10)	0.38	985,000	121,468
Fair value of expired compensation options issued to brokers	0.43	(1,505,442)	(479,204)

Balance, March 31, 2020	$0.43	49,019,350	$8,167,622

During the period, the Company extended 12,545,350 warrants from its original expiry date of March 21, 2020 to July 23, 2020. The warrant extension had no impact on the Company's consolidated statements of financial position or operations and deficit.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On June 21, 2018, shareholders of the Company approved amendments to the Company's fixed 20% stock option plan (as amended, previously referred to as the "2016 plan", now referred to as the "2018 Plan"). Under the 2018 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2018 Plan provides that the number of common shares issuable pursuant to options granted under the 2018 Plan and pursuant to other previously granted options is limited to 57,611,360 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2018 Plan which grants discretion to the Board of Directors.

Stock option transactions and the number of stock options outstanding were as follows:

		Historical
		Weighted average
	Number of	Exercise
	Options	Price

Balance, January 1, 2019	44,463,729	$0.58
Expired/cancelled	(8,707,811)	0.9
Exercised	(281,250)	0.22
Granted	17,785,670	0.27

Balance, December 31, 2019	53,260,338	0.43
Exercised	(759,375)	0.22
Granted	2,335,488	0.25

Balance, March 31, 2020	54,836,451	$0.42

During the three months ended March 31, 2020, the Company granted 2,335,488 (three months ended March 31, 2019 - 340,000) stock options to employees and consultants of the Company to purchase common shares at an average price of $0.25 (three months ended March 31, 2019 - $0.24) per share.

During the three months ended March 31, 2020, the Company recorded stock-based compensation of $776,783 (three months ended March 31, 2019 - $832,433) relating to stock options that vested during the period. The stock-based compensation during the three months ended March 31, 2019, applicable to employees of DenseLight in the amount of $110,106 was reclassified to discontinued operations. (See note 20).

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

Three Months Ended March 31,	2020	2019

Weighted average exercise price	$0.25	$0.24
Weighted average risk-free interest rate	0.92 - 1.52%	1.81%
Weighted average dividend yield	0%	0%
Weighted average volatility	94.96%	93.44%
Weighted average estimated life	10 years	5.6 years
Weighted average share price	$0.25	$0.24
Share price on the various grant dates:	$0.22 - $0.28	$0.24 - $0.26
Weighted average fair value	$0.19	$0.18

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The underlying expected volatility was determined by reference to the Company's historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at March 31, 2020 are as follows:

Options Outstanding			Options Exercisable

	Weighted	Historical			Historical
	Average	Weighted			Weighted
	Average	Remaining			Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price

$0.11 - $0.20	693,750	$0.19	5.88	693,750	$0.19
$0.21 - $0.24	10,117,188	$0.22	7.84	6,489,063	$0.22
$0.25 - $0.29	11,350,759	$0.18	8.97	3,583,723	$0.25
$0.30 - $0.86	24,861,504	$0.35	8.13	10,851,556	$0.39
$0.87 - $1.64	7,813,250	$1.13	0.31	7,797,625	$1.13

	54,836,451	$0.42	7.11	29,415,717	$0.53

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount

Balance, January 1, 2019	$36,042,754
Stock-based compensation	2,812,533
Fair value of stock options exercised	(55,950)

Balance, December 31, 2019	38,799,337
Stock-based compensation	776,783
Fair value of stock options exercised	(171,281)
Fair value of expired compensation options issued to brokers	479,204
Fair value effect of early conversion of convertible debentures (Note 9)	(6,011)

Balance, March 31, 2020	$39,878,032

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	LOSS PER SHARE

	Three Months Ended
	March 31,
	2020	2019

Numerator
Net loss from continuing operations	$(3,467,765)	$(1,823,883)
Net loss from discontinued operations	$–	$(858,659)
Net loss	$(3,467,765)	$(2,682,542)

Denominator
Weighted average number of common shares outstanding - basic and diluted	289,386,778	288,082,303

Basic and diluted loss per share, continuing operations	$(0.01)	$(0.01)
Basic and diluted loss per share, discontinued operations	$–	$–
Basic and diluted loss per share	$(0.01)	$(0.01)

The effect of common share purchase options, warrants and compensation options on the net loss in 2020 and 2019 is not reflected as they are anti-dilutive.

14.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on three facilities; head office located in Toronto, Canada, design and testing operations located in Allentown, Pennsylvania (formerly San Jose, California) and operating facilities located in Singapore. The Company's design and testing operations terminated a lease on January 31, 2020. A new lease was initiated on April 1, 2020 and expires on March 31, 2025. The lease on the Company's operating facilities was initiated on November 1, 2019 and expires April 30, 2022. As at March 31, 2020, the Company's head office was on a month to month lease term.

Remaining minimum annual rental payments to the lease expiration dates are as follows:
April 1, 2020 to January 1, 2021	$140,773
2021 and beyond	492,498

$633,271

15.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended
	March 31,
	2020	2019

Salaries	418,475	$370,833
Share-based payments (1)	484,842	547,291

Total	903,317	$918,124

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various periods as calculated using the Black-Scholes model.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

16.	SEGMENT INFORMATION

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semi-conductor products and services for commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company's operations is below:

OPEL, ODIS and PTS

OPEL, ODIS and PTS are the developers of the POET platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die.

BB Photonics

BB Photonics develops photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enables the low-cost integration of active and passive devices into photonic integrated circuits.

On a consolidated basis, the Company operates geographically in Singapore, the United States and Canada. Geographical information is as follows:

	2020
As of March 31,	Singapore	US	Canada	Consolidated

Current assets	$380,992	$399,189	$16,775,807	$17,555,988
Property and equipment	2,939,230	88,497	–	3,027,727
Patents and licenses	–	435,335	–	435,335
Right of use asset	187,763	–	–	187,763

Total Assets	$3,507,985	$923,021	$16,775,807	$21,206,813

For the Three Months Ended March 31,	Singapore	US	Canada	Consolidated

Selling, marketing and administration	$282,405	$1,185,985	$240,482	$1,708,872
Research and development	498,041	284,445	761,085	1,543,571
Interest expense	6,954	–	209,730	216,684
Other income including
Interest	–	–	(1,362)	(1,362)

Net loss	$787,400	$1,470,430	$1,209,935	$3,467,765

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

16.	SEGMENT INFORMATION (Continued)

	2019
As of December 31,	Singapore	US	Canada	Consolidated

Current assets	$86,849	$22,523	$20,150,022	$20,259,394
Property and equipment	3,055,906	87,154	–	3,143,060
Patents and licenses	–	452,384	–	452,384
Right of use asset	222,517	–	–	222,517

Total Assets	$3,365,272	$562,061	$20,150,022	$24,077,355

For the Three Months Ended March 31,	Singapore	US	Canada	Consolidated

Selling, marketing and administration	$–	$1,254,733	$270,140	$1,524,873
Research and development	–	211,242	91,012	302,254
Other income including interest	–	–	(3,244)	(3,244)

Net loss from continuing operations	$–	$1,465,975	$357,908	$1,823,883
Loss from discontinued operations, net of taxes	$858,659	$–	$–	$858,659

Net loss	$858,659	$1,465,975	$357,908	$2,682,542

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, receivable from the sale of discontinued operations, convertible debentures, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that the fair value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

	March 31,	December 31,
	2020	2019

Cash and cash equivalents, measured at amortized cost:
Cash and cash equivalents	$12,327,555	$1,428,129
Receivables, measured at amortized cost:
Receivable from the sale of discontinued operations	$5,000,000	$18,000,000
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(1,439,060)	$(1,725,708)
Convertible debentures	$(2,728,846)	$(3,089,033)

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian and Singapore dollar. A 10% change in the Canadian and Singapore dollar would increase or decrease other comprehensive loss or discontinued operations by $830,500.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company's existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these unaudited condensed consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders' equity (excluding accumulated other comprehensive loss and deficit) and cash and cash equivalents. The components of capital on March 31, 2020 were:

Cash and cash equivalents	$12,327,555
Shareholders' equity	$161,271,795

The Company's objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments. The Company reviews its capital management approach on an ongoing basis.

19.	EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended
	March 31,
	2020	2019

Wages and benefits	$387,382	$191,193
Subcontract fees	875,622	18,672
Stock-based compensation	123,827	88,427
Supplies	156,740	3,962

	$1,543,571	$302,254

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$652,956	$633,900
Wages and benefits	543,571	399,190
General expenses	197,232	224,163
Professional fees	125,001	168,623
Depreciation and amortization	174,317	48,216
Management and consulting fees	–	31,033
Rent and facility costs	15,795	19,748

	$1,708,872	$1,524,873

20.	DISCONTINUED OPERATIONS

On February 3, 2019, management committed to a plan to sell its subsidiary, DenseLight. The decision was taken in line with a strategy to focus on the Company's opportunities related to its Optical Interposer. Management determined that the divestiture of DenseLight would immediately reduce the Company's operating losses and cash burn, while allowing the Company to pursue a "fab-light" strategy with a less capital-intensive business model that is focused on growing the Optical Interposer business through targeted investments in the design, development and sale of vertical market solutions. Consequently, after the plan and prior to the actual sale, all saleable assets and liabilities relating to DenseLight were classified as "Non-current assets held for sale" or "disposal group liabilities". An impairment assessment was done on the assets that were held for sale. It was determined that no assets were impaired either on the date management committed to a plan of sale or on November 8, 2019 when the sale was consummated.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.	DISCONTINUED OPERATION (Continued)

On November 8, 2019, the Company sold 100% of the issued and outstanding shares of DenseLight for $26,000,000. The Company received $8,000,000 upon the consummation of the sale. The remaining $18,000,000 will be paid over three tranches in 2020. $4,750,000 was received on February 14, 2020 and $8,250,000 was received on March 30, 2020. $5,000,000 is expected to be received on or before May 31, 2020. Shares were placed into escrow in the name of the Buyer, to be released to the Buyer upon receipt of the remaining payments. The Buyer assumed control of DenseLight on November 8, 2019 and is responsible for all operations of DenseLight. Upon closing, the Company recognized a gain on the sale of $8,707,280. The Company received an additional $2,000,000, in excess of the sale proceeds, with the most recently paid two tranches which was immediately paid to Oak Capital on behalf of the Buyer for due diligence, legal and other expenses.

Revenue and expenses, and gains and losses relating to the discontinued operations were removed from the results of continuing operations for the three months ended March 31, 2019 and are shown as a single line item on the face of the consolidated statement of comprehensive loss. The operating results of the discontinued operations can be analysed as follows:

Results of discontinued operations

	Three Months Ended
	March 31,
	2019	2019

Revenue	$–	$1,832,241

Cost of revenue	–	362,977

Gross margin	–	1,469,264

Operating expenses
Research and development	–	1,748,819
Selling, marketing and administration	–	656,043
Other income	–	(76,939)

Operating expenses	–	2,327,923

Net loss before income tax recovery	–	(858,659)
Income tax recovery	–	–

Net loss	$–	$(858,659)

Disaggregated Revenues

The Company disaggregates revenue by timing of revenue recognition, that is, at a point in time and revenue over time. Disaggregated revenue is as follows:

	Three Months Ended
	March 31,
	2020	2019

Non-contract revenue (at a point in time)(1)(3)	$–	$609,027
Contract revenue (revenue over time)(2)(3)	–	1,110,714
Contract revenue (at a point in time)(2)(3)	–	112,500

	$–	$1,832,241

(1) Revenue from the sale of products.

(2) Revenue from long-term projects or non-recurring engineering (NRE).

(3) All revenue was generated from the Singapore geographic region.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.	DISCONTINUED OPERATION (Continued)

Research and development costs included in discontinued operations can be analysed as follows:

	Three Months Ended
	March 31,
	2020	2019

Wages and benefits	$–	$1,004,633
Supplies	–	461,647
Subcontract fees	–	205,799
Stock-based compensation	–	76,740
	$–	$1,748,819

Selling, marketing and administration costs included in discontinued operations can be analysed as follows:

Rent and facility costs	$–	$218,731
Wages and benefits	–	206,641
General expenses	–	169,381
Stock-based compensation	–	33,366
Interest expense	–	13,384
Professional fees	–	14,540

	$–	$656,043

Cash flows from (used in) discontinued operations

	Three Months Ended
	March 31,
	2020	2019

CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$–	$(858,659)
Adjustments for:
Interest expense	–	13,384
Stock-based compensation	–	110,106
Deferred rent	–	(1,825)
	–	(736,994)

Net change in non-cash working capital accounts:
Accounts receivable	–	(202,074)
Prepaid and other current assets	–	444,481
Inventory	–	(5,182)
Accounts payable and accrued liabilities	–	(179,747)
Deferred contract revenue	–	125,596

Cash flows from operating activities	–	(553,920)

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.	DISCONTINUED OPERATION (Continued)

INVESTING ACTIVITIES
Purchase of property and equipment	–	(144,527)
Purchase of patents and licenses	–	(8,665)

Cash flows from investing activities	–	(153,192)

FINANCING ACTIVITIES
Payment of lease liability	–	(46,439)

Cash flows from financing activities	–	(46,439)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	–	651

NET CHANGE IN CASH	$–	$(752,900)